Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following earnings presentation was made to AerCap Holdings N.V. (“AerCap”) shareholders and relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, as amended, among AerCap, Genesis Lease Limited (“Genesis”) and AerCap International Bermuda Limited.

IMPORTANT INFORMATION ABOUT THIS TRANSACTION

The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration.  In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 on February 2, 2010 that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

February 24, 2010 Fourth Quarter 2009 Earnings Call AerCap Holdings N.V.

 Forward Looking Statements & Safe Harbor This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might," “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Fourth Quarter 2009 Highlights Net income was $40.3 million for fourth quarter 2009, exclusive of the impact relating to mark-to-market of interest rate caps and share-based compensation Earnings per share for fourth quarter 2009 was $0.47, exclusive of the impact relating to mark-to-market of interest rate caps and share-based compensation Basic rents in fourth quarter 2009 increased 16% from fourth quarter 2008, while interest expense excluding the mark-to-market of interest rate caps decreased 36% from fourth quarter 2008 The difference between basic rents and the adjusted interest expense (net spread) was $126.4 million in fourth quarter 2009, an increase of 44% Total assets were $6.8 billion as of December 31, 2009, up 25% from December 31, 2008 Book equity was $1.4 billion (~$15 per share)

 Aircraft and Engine Transactions During Fourth Quarter 2009 21 aircraft lease agreements & letters-of-intent executed 14 aircraft and 9 engines delivered to lessees 14 aircraft and 9 engines purchased 8 aircraft (including 4 forward order positions) and 2 engines sold from our owned and managed portfolios

 Net Income * Decrease in FY 2009 net income excluding referenced charges driven primarily by lower gain on sale in 2009 and one-off income recorded in 2008 *150.2 197.8 40.3 18.7 Net Income excluding above charges 3.2 6.4 0.8 1.8 Share-based compensation (18.2) 39.6 (3.7) 35.9 Mark-to-market on interest rate caps 165.2 151.8 43.2 (19.0) Total Net Income FY 2009 FY 2008 4Q 2009 4Q 2008 ($ Million)

 Earnings Per Share *$1.77 $2.33 $0.47 $0.22 Earnings Per Share excluding above charges 85.0 0.54 $1.79 FY 2008 85.0 0.44 $(0.22) 4Q 2008 85.0 85.0 Average Shares Outstanding (Million) (0.17) (0.04) Adjusted for: mark-to-market on interest rate caps and share based compensation $1.94 $0.51 Earnings Per Share FY 2009 4Q 2009 * Decrease in FY 2009 earnings per share excluding referenced charges driven primarily by lower gain on sale in 2009 and one-off income recorded in 2008

 Total Revenue 287.6 0.8 5.2 115.9 156.6 9.1 4Q 2009 326.4 0.0 6.4 170.9 134.7 14.4 4Q 2008 1,256.3 4.2 30.3 616.6 520.7 84.5 FY 2008 22.2 Management Fees and Interest Income 1,003.3 Total Revenue 5.7 Other Revenue 324.8 Sales Revenue 581.9 *68.7 Basic Lease Rents Maintenance/End-of-Lease Revenue FY 2009 ($ Million) * Decrease maintenance rents largely due to $21.2 million of non-recurring amounts which occurred in 3Q 2008 and were the result of a change-in-estimate (cumulative catch-up)

Net Spread (Margin) – Fourth Quarter 29% 44% (36%) 16% % Change 126.4 87.8 Net Spread (Margin) 5,025 3,898 Average Lease Assets 10.1% 9.0% Annualized Margin (% Lease Assets) (30.2) (46.9) Less: Interest Expense* 156.6 134.7 Basic Lease Rents 4Q 2009 4Q 2008 ($ Million) * Excludes non-cash charges relating to the mark-to-market of interest rate caps

Net Spread (Margin) – FY 2009 27% 30% (28%) 12% % Change 466.0 359.6 Net Spread (Margin) 4,547 3,580 Average Lease Assets 10.2% 10.0% Annualized Margin (% Lease Assets) (115.9) (161.1) Less: Interest Expense* 581.9 520.7 Basic Lease Rents FY 2009 FY 2008 ($ Million) * Excludes non-cash charges relating to the mark-to-market of interest rate caps

 Sales FY 2008 490.0 27.6 133.0 616.6 110.2 4Q 2009 76.5 5.0 34.4 115.9 46.3 FY 2009 149.1 52.1 123.6 324.8 *75.9 4Q 2008 130.4 13.9 26.6 170.9 24.3 ($ Million) Aircraft Sales Engine Sales Part Sales Total Sales Revenue Total Gain from Sales * Includes gain on sale from sale of forward order positions and includes JV partner’s share of gain from sales

Leasing Expenses and SG&A 51.0 1.1 33.4 13.3 3.2 4Q 2009 116.2 128.3 31.6 SG&A 197.5 3.0 65.2 13.1 FY 2009 0.0 0.0 Other Expenses ** 198.4 67.3 Total Leasing Expenses and SG&A 55.6 32.4 Leasing expenses * 14.5 3.3 Operating lease in costs FY 2008 4Q 2008 ($ Million) * Details on following page ** Accrual of expenses relating to Genesis transaction

Leasing Expenses 55.6 17.1 10.6 12.4 15.5 FY 2008 13.3 4.0 0.8 4.2 4.3 4Q 2009 65.2 19.9 12.5 12.9 19.9 FY 2009 32.4 7.6 6.2 4.2 14.4 4Q 2008 Lessor Maintenance Contributions AeroTurbine & Other Leasing Costs Total Leasing Expenses Normal Transition Costs Default Related Leasing Expenses * ($ Million) *Costs in both 2008 and 2009 relate to airline defaults which occurred during 2008 (Gemini, InterExpress, Zoom)

Impact from Defaults & Restructuring (18.7) (24.9) (5.2) Total Impact (pre-tax) (15.5) (19.9) (4.3) Default Related Leasing Expenses 12.2 0.0 0.0 Maintenance Rents (1.1) 0.0 0.0 Provision for Doubtful Accounts Receivable (14.3) (5.0) (0.9) Lost Basic Lease Rents (Net of Security Deposits) FY 2008 FY 2009 4Q 2009 ($ Million) Accounting Specifics - Security deposits are applied against past-due rents, reducing impact from lost rents - Maintenance rents held are recorded as revenue upon lease termination - Costs are expensed as incurred

Tax Rate 1.9% 36.8% 0.0% FY 2009 Income Income Charge 2.0% Tax Rate for Aircraft Charge (56.8%) Tax Rate for Engine/Parts (0.3%) FY 2008 Charge Blended Tax Rate Note: The positive 2008 tax rate resulted because the most significant portion of the charges relating to airline defaults and inventory impairments occurred in the higher tax rate jurisdictions, and the most significant portion of pre-tax earnings occurred in the lower tax rate jurisdictions.

 Total Assets and Number of Aircraft/Engines ($ Million) Number of Aircraft Owned, On Order, Managed, Contracted, on LOI (units) 297 291 Number of Engines Owned, Contracted, on LOI (units) 75 92 Year-End 2008 Year-End 2009 25% increase over 4Q 2008 Decrease in units largely driven by sales of older aircraft and expiration of 5 options for forward order aircraft Total Assets Owned and on Balance Sheet 5,411 6,770 0 2,000 4,000 6,000 8,000

Purchases of Aviation Assets 47 41 Number of Aircraft Purchases (Units) 2,189 1,794 Aircraft Related 22 60 Engines/Airframes 2,211 1,854 Total Purchases Committed 2010 Full Year 2009 ($ Million)

 Portfolio Management Metrics Owned Aircraft *** 50 65 New Leases for Used Aircraft Average Term (Months) FY 2009 FY 2008 Lease Portfolio 98.1% 97.7% Utilization Rate 14.3% 16.9% Portfolio Yield* **139 124 New Leases for New Aircraft * Lease revenue divided by average book value of flight equipment ** Reflects 21 lease agreements and 24 LOIs for new aircraft leases signed during FY 2009 *** Reflects 6 lease agreements and 6 LOIs for used aircraft leases signed during FY 2009

Cash $399.2 Operating Cash Flow for FY 2009 $323.4 Total Cash Balance at Dec. 31, 2009 (Incl. Restricted Cash) $182.6 Cash and Cash Equivalents at Dec. 31, 2009 FY 2009 ($ Million)

 Debt and Equity 4.7% 1,126 3.4 to 1 3,790 4Q 2008 4Q 2009 ($ Million) 2.5% 1,413 3.4 to 1 Average Cost of Debt* Shareholder Equity at Year-End Debt / Equity Ratio at Year-End** 4,847 Total Debt at Year-End * Interest expense divided by average debt balance, excluding mark-to-market on interest rate caps ** Debt/Equity ratio is 3.1 to 1 for 4Q 2008 and 3.2 to 1 for 4Q 2009 if subordinated debt of $63 million received from JV partner is treated as equity

 2010 Financial Outlook Purchases of aviation assets in 2010 expected to be ~$2.2 billion $3.6 billion including Genesis aircraft portfolio 2010 basic lease revenue expected to increase ~30% over 2009 ~55% increase including revenues from Genesis transaction 2010 gain from aircraft sales expected to be ~25% higher vs. 2009, due mostly to committed sales of A330s and A320s 2010 average cost of debt expected to be ~3.5% ~4.0% including merged Genesis 2010 tax rate expected to be ~8% 2010 ROE expected to be in line with 2009, excluding Genesis transaction related charges AerCap expects to grow earnings based on the committed aircraft purchases and planned merger with Genesis, despite the continued uncertainties of the financial markets. Set forth below are the anticipated drivers for AerCap’s 2010 financial performance, which are subject to change, in light of the highly fluid market conditions.

Full Year 2009 Highlights Net income was $150.2 million for full year 2009, exclusive of the impact relating to mark-to-market of interest rate caps and share-based compensation Earnings per share for full year 2009 was $1.77, exclusive of the impact relating to mark-to-market of interest rate caps and share-based compensation Basic rents in full year 2009 increased 12% from full year 2008, while interest expense excluding the mark-to-market of interest rate caps decreased 28% from full year 2008 The difference between basic rents and the adjusted interest expense (net spread) was $466.0 million for full year 2009, an increase of 30% Aviation assets purchased and delivered in 2009 totaled $1.9 billion $1.7 billion of debt facilities concluded during 2009 and $5 billion completed over past two years

Appendix

 Aircraft and Engine Transactions During FY 2009 32 aircraft lease agreements executed 9 letters-of-intent for lease outstanding 44 aircraft and 50 engines delivered to lessees 41 aircraft and 25 engines purchased 15 aircraft (including 5 forward order positions) and 15 engines sold from our owned and managed portfolios

24 Forward Order Aircraft As of December 31, 2007 Delivered 2 Lease Agreements 25 Sold 7 Available 57 Options 5 LOI 4 Options (1) 5 Available 20 Sold 9 Lease Agreements 51 Delivered 15 As of December 31, 2008 4 Additional Purchases (2) (Available) Sold 12 Lease Agreements 41 Delivered 41 As of December 31, 2009 (1) Options expired in 1Q 2009 (2) 4 additional A320s delivering 2H 2013 were purchased in connection with the placement of 4 aircraft in 2010 with Spirit Airlines (with Airbus support) Aircraft Orders Fully Placed other than 4 New Additions Delivering in 2013 LOI 3

25 High Quality and Well Diversified Portfolio 77% narrow body – “Work Horses” of industry High share of liquid / remarket-able aircraft Average age of owned aircraft fleet 5.7 years 92 engines in portfolio, as of December 31, 2009, incl. 1 on order and 6 under a letter of intent to purchase CFM56 engines, one of the most widely used engines in the commercial aviation industry, represented 61% of our engine portfolio Aircraft Portfolio as of December 31, 2009 291 13 53 45 100.0% 180 4 0 0 0 0.2% 4 MD-83 2 0 0 0 0.1% 2 MD-82 2 0 0 1 0.6% 1 MD 11 Freighter 6 0 0 2 2.3% 4 Boeing 767 14 0 0 3 2.7% 11 Boeing 757 23 4 0 0 12.0% 19 Boeing 737 (NG) 41 0 0 27 2.3% 14 Boeing 737 (Classics) 35 0 21 0 19.5% 14 Airbus A330 20 0 3 1 9.0% 16 Airbus A321 117 7 24 11 39.4% 75 Airbus A320 26 2 5 0 11.4% 19 Airbus A319 1 0 0 0 0.5% 1 Airbus A300 Freighter Total Aircraft Aircraft under Purchase Contract or LOI Aircraft on Order Number of Managed Aircraft % Net Book Value Number of Owned Aircraft

Genesis Transaction Update All three required regulatory approvals obtained (Germany, US and Turkey) Registration statement declared effective by SEC on 3 February 2010 Transitional activities on track All Genesis employees agreed to severance Closing expected end of March 2010